SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

CHESAPEAKE FINANCIAL SHARES, INC.
(Name of Issuer)

CHESAPEAKE FINANCIAL SHARES, INC.
CHESAPEAKE MERGER CORP.
(Name of Person(s) Filing Statement)

COMMON STOCK, $5.00 PAR VALUE
(Title of Class of Securities)

16517A-10-9
(CUSIP Number of Class of Securities)

Douglas D. Monroe, Jr.
Chairman and Chief Executive Officer
Chesapeake Financial Shares, Inc.
97 North Main Street
Kilmarnock, Virginia 22482
(804) 435-1181
(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

Copies To:

George P. Whitley, Esq.
LeClair Ryan, A Professional Corporation
707 East Main Street, 11th Floor
Richmond, Virginia 23219
(804) 343-4089

This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☐	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee
$1,979,073	$182

*
The filing fee was determined based upon the product of (a) the estimated 73,299 shares of common stock proposed to be acquired from shareholders in the merger to which this Schedule 13E-3 relates and (b) the merger consideration of $27.00 per share of common stock (the “Total Consideration”). Pursuant to, and as provided by, Rule 0-11(b) of the Act, the amount required to be paid with the filing of this Schedule 13E-3 equals .000092 of the Total Consideration.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Chesapeake Financial Shares, Inc., a Virginia corporation and registered financial holding company (the “Company”), in connection with the proposed merger (the “merger”) of Chesapeake Merger Corp., a newly-formed, wholly-owned subsidiary of the Company (the “merger subsidiary”), with and into the Company, with the Company being the surviving corporation to the merger. The merger will be effectuated pursuant to an Agreement and Plan of Merger, dated as of August 30, 2002 (the “merger agreement”), between the Company and merger subsidiary, as it may be amended from time to time.

Subject to the terms of the merger agreement, (i) each share of the Company’s common stock, par value $5.00 per share (“Company stock”), held of record by a shareholder who owns, as of the effective date of the merger, fewer than 500 shares of Company stock, will be converted into the right to receive $27.00 in cash from the Company, and (ii) each share of the Company stock held of record by a shareholder who owns, as of the effective date of the merger, 500 or more shares of Company stock, will not be effected by the merger and will remain a validly issued and outstanding share of Chesapeake stock after the merger.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the holders of the common stock will be given notice of a special meeting of shareholders of the Company (the “special meeting”) at which such holders will be asked to approve the merger and the merger agreement, and to transact any other business properly brought before the special meeting. The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and included in this Schedule 13E-3. A copy of the merger agreement is attached as Annex A to the preliminary proxy statement filed by the Company contemporaneously herewith, (including all annexes thereto, the “proxy statement”). The proxy statement is attached hereto as Exhibit (a)(1).

The information contained in the proxy statement, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13 E-3 will be amended to reflect such completion or amendment of the proxy statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 1.    SUMMARY TERM SHEET

The information set forth in the proxy statement under “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a)  The name of the subject company is Chesapeake Financial Shares, Inc. The address of the principal executive offices of the Company is 97 North Main Street, Kilmarnock, Virginia 22482. The Company is a registered financial holding company under the Bank Holding Company Act of 1956, as amended. The information set forth in the proxy statement under “Summary Term Sheet—The Parties” and “The Parties” is incorporated herein by reference.

(b)  The information set forth in the proxy statement under “Summary Term Sheet—Vote Required; Record Date” and “The Special Meeting—Who Can Vote at the Meeting” is incorporated herein by reference.

(c)-(d)  The information set forth in the proxy statement under “Financial Information—Market Prices and Dividend Information” is incorporated herein by reference.

(e)  Not applicable.

(f)  The information set forth in the proxy statement under “Financial Information—Chesapeake Common Stock Purchase Information” is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

(a)-(c)  The information set forth under “Notice of Special Meeting of Shareholders,” “The Parties” and “The Parties—Directors and Officers of Chesapeake” is incorporated herein by reference.

During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

ITEM 4.    TERMS OF THE TRANSACTION.

(a)  The following information is incorporated by reference from the proxy statement: “Summary Term Sheet,” “Special Factors —Background of the Merger” “Special Factors—Purpose and Reasons for the Merger,” “The Special Meeting—Vote Required,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Effect of the Merger on Shareholders,” “Special Factors— Anticipated Accounting Treatment,” and “Special Factors—U.S. Federal Income Tax Consequences.”

(c)  The information set forth in the proxy statement under “Summary Term Sheet,” “Special Factors—Background of the Merger,” “Special Factors—Certain Effects of the Merger” and “The Merger Agreement—Conversion of Shares in the Merger” is incorporated herein by reference.

(d)  The information set forth in the proxy statement under “Special Factors—Dissenters’ Rights” is incorporated herein by reference.

(e)  The information set forth in the proxy statement under “Special Factors—Recommendation of the Board of Directors; Fairness of the Merger Proposal” is incorporated herein by reference.

(f)  Not applicable.

ITEM 5.    PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS.

(a)  None.

(b)-(c)  The information set forth in the proxy statement under “Special Factors—Background of the Merger” and “Special Factors—Conduct of Chesapeake’s Business After the Merger” is incorporated herein by reference.

(e)  None.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)  The information set forth in the proxy statement under “Special Factors—Conduct of Chesapeake’s Business After the Merger” is incorporated herein by reference.

(c)  The information set forth in the proxy statement under “Summary Term Sheet,” “Special Factors—Background of the Merger,” “Special Factors—Conduct of Chesapeake’s Business After the Merger,” “Special Factors—Certain Effects of the Merger,” “Financial Information—Market Prices and Dividend Information” is incorporated herein by reference.

ITEM 7.    PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a)  The information set forth in the proxy statement under “Summary Term Sheet,” “Special Factors—Background of the Merger,” and “Special Factors—Purpose and Reasons for the Merger” is incorporated herein by reference.

(b)  The information set forth in the proxy statement under “Special Factors—Background of the Merger” is incorporated herein by reference.

(c)  The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors—Background of the Merger Proposal,” and “Special Factors—Purpose and Reasons for the Merger” is incorporated herein by reference.

(d)  The information set forth in the proxy statement under “Special Factors—Certain Effects of the Merger,” “Special Factors— Effect of the Merger on Shareholders,” “Special Factors—U.S. Federal Income Tax Consequences,” and “Special Factors—Conduct of Chesapeake’s Business After the Merger” is incorporated herein by reference.

ITEM 8.    FAIRNESS OF THE TRANSACTION.

(a)-(e)  The information set forth in the proxy statement under “Summary Term Sheet,” “Special Factors—Background of the Merger,” and “Special Factors— Purpose and Reason for the Merger,” “Special Factors—Recommendation of the Board of Directors; Fairness of the Merger Proposal” and “Special Factors—Opinion of the Financial Advisor” is incorporated herein by reference.

(f)  Not applicable

ITEM 9.    REPORTS, OPINION, APPRAISALS, AND CERTAIN NEGOTIATIONS

(a)-(b)  The information set forth in the proxy statement under “Special Factors—Background of the Merger,” “Special Factors —Recommendation of the Board of Directors; Fairness of the Merger Proposal,” and “Special Factors—Opinion of the Financial Advisor” is incorporated herein by reference.

(c)  The information set forth in the proxy statement under “Special Factors—Opinion of the Financial Advisor” is incorporated herein by reference.

ITEM 10.    SOURCE AND AMOUNTS OF FUND OR OTHER CONSIDERATION.

(a)-(b)  The information set forth in the proxy statement under “Special Factors—Certain Effects of the Merger—Financial Effects of the Merger; Financing of the Merger” is incorporated herein by reference.

(c)  The information set forth in the proxy statement under “Special Factors—Fees and Expenses of the Merger,” and “Financial Information—Pro Forma Financial Statements” is incorporated herein by reference.

(d)  The information set forth in the proxy statement under “Special Factors—Certain Effects of the Merger—Financial Effects of the Merger; Financing of the Merger” is incorporated herein by reference.

ITEM 11.    INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

(a)  The information set forth in the proxy statement under “The Parties—Beneficial Ownership of Securities of Chesapeake” is incorporated herein by reference.

(b)  Not applicable.

ITEM 12.    THE SOLICITATION OR RECOMMENDATION.

(d)-(e)  The information set forth in the proxy statement under “Special Factors—Recommendation of the Board of Directors; Fairness of the Merger Proposal” is incorporated herein by reference.

ITEM 13.    FINANCIAL STATEMENTS.

(a)  The audited financial statements and unaudited interim financial statements are incorporated in the proxy statement from the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2001 and Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002. The information in the proxy statement referred to in “Documents Incorporated by Reference” and “Where You Can Find More Information” is incorporated herein by reference.

Chesapeake does not calculate a ratio of earnings to fixed charges in its regularly prepared financial statements.

(b)  The information set forth in the proxy statement under “Financial Information—Pro Forma Consolidated Financial Statements” is incorporated herein by reference.

ITEM 14.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b)  The information set forth in the proxy statement under “The Special Meeting—Solicitation of Proxies” is incorporated herein by reference.

ITEM 15.    ADDITIONAL INFORMATION.

The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16.    MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Preliminary Proxy Statement on Schedule 14A of the Company, as filed with the Securities and Exchange Commission on October 17, 2002.

(a)(2)  Letter to Shareholders and related Press Release issued by the Company on September 3, 2002.

(b)  Draft Term Sheet dated September 30, 2002, submitted by SunTrust Bank to the Company to establish a $3,500,000 revolving credit facility to fund the merger consideration and for general corporate purposes.

(c)  Opinion of Scott & Stringfellow, Inc., Inc. dated August 30, 2002 (included as Annex B to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).

(d)  Agreement and Plan of Merger, dated as of August 30, 2002, by and between the Company and Chesapeake Merger Corp. (included as Annex A to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).

(f)  Sections 729-741 of Article 13.1 of the Virginia Stock Corporation Act (included as Annex C to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).

(g)  Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

CHESAPEAKE FINANCIAL SHARES, INC.

By:	/s/ DOUGLAS D. MONROE, JR.
Douglas D. Monroe, Jr. Chairman and Chief Executive Officer

CHESAPEAKE MERGER CORP.

By:	/s/ DOUGLAS D. MONROE, JR.
Douglas D. Monroe, Jr. President and Secretary

Dated:  October 17, 2002

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Preliminary Proxy Statement on Schedule 14A of the Company, as filed with the Securities and Exchange Commission on October 17, 2002

(a)(2)	Letter to Shareholders and Related Press Release issued by the Company on September 3, 2002

(b)
Draft Term Sheet dated September 30, 2002, submitted by SunTrust Bank to the Company to establish a $3,500,000 revolving credit facility to fund the merger consideration and for general corporate purposes.

(c)
Opinion of Scott & Stringfellow, Inc., Inc. dated August 30, 2002 (included as Annex B to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3)

(d)
Agreement and Plan of Merger dated as of August 30, 2002, by and between the Company and Chesapeake Merger Corp. (included as Annex A to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3)

(e)
Sections 729-741 of Article 13.1 of the Virginia Stock Corporation Act (included as Annex C to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3)